Exhibit 99.1

Bitdeer Announces January 2024 Operations Updates

SINGAPORE, February 6, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited mining and operations updates for January 2024.

Linghui Kong, Chief Executive Officer of Bitdeer, commented, “During January, we made important progress towards building for the future while delivering solid results in our core business. We mined 330 Bitcoins in total in January, an increase of 123.0% from the same period last year. At the same time, our month-over-month production declined as a result of lower average transaction fees and the curtailments at our Gedu datacenter in Bhutan due to seasonally higher electricity costs, which may continue through the remainder of the first quarter. We are actively exploring strategies to minimize future curtailments and we have already secured fixed-price, carbon-free electricity for the Gedu datacenter from April through the end of the year. In January, we continued our efforts to further diversify and expand our infrastructure. We expect to start land preparation for construction of our 221MW datacenter in Ohio, United States in February. This site will serve as a key component of our ongoing expansion initiatives, and is expected to be completed in 2025. We also continued to advance the construction of our 175MW immersion cooling datacenter at our Tydal mining facility in Norway, which is set to be completed by mid-2025.”

“Meanwhile, we continued to reach tangible milestones for our long-term growth plans. On the AI cloud service front, our NVIDIA DGX H100-powered SuperPOD is currently undergoing setup and validation with NVIDIA and digital tech firm PTC. We remain on schedule, and expect to launch our SuperPOD-based high-performance cloud service platform during the first quarter of 2024. Looking ahead, we will remain focused on creating sustainable value for our shareholders and exploring emerging strategic growth opportunities.”

The Company primarily operates three distinct business lines:
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•	Hash Rate Sharing currently primarily includes Cloud Hash Rate, in which the Company offers hash rate subscription plans and shares mining income with customers under certain arrangements.
•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

Operations Update

Metrics	January 2024	December 2023	January 2023
Total hash rate under management[1] (EH/s)	21.0	21.0	16.2
- Proprietary hash rate[2]	8.4	8.4	4.1
• Self-mining	6.7	6.7	2.5
• Cloud Hash Rate	1.7	1.7	1.6
- Hosting	12.6	12.6	12.1
Mining machines under management	214,000	215,000	175,000
- Self-owned[3]	86,000	86,000	51,000
- Hosted	128,000	129,000	124,000
Aggregate electrical capacity[4] (MW)	895	895	775
Bitcoin mined (self-mining only)[5]	330	434	148

1 Total hash rate under management as of January 31, 2024 across the Company’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

2 Proprietary hash rate as of January 31, 2024 was 8.4 EH/s, equivalent to proprietary hash rate as of December 31, 2023.

3 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.

4 Aggregate electrical capacity remained steady, totaling 895MW across six mining datacenters as of January 31, 2024.

5 Bitcoin mined in January 2024 increased by 123.0% compared to January 2023. Bitcoin mined in January 2024 declined by 24.0% compared to December 2023, primarily as a result of a temporary curtailment of power at the Company’s mining facilities in Bhutan due to a seasonal increase in electricity costs during the month, and lower average transaction fees for mining activities compared to the prior month. The Company generally does not hold cryptocurrencies obtained through its self-mining business, and promptly converts them into fiat currency.

Infrastructure Update
The Company has continued to make progress in the construction of a 175MW immersion cooling datacenter at its mining facility in Tydal, Norway (the “Tydal Datacenter”). The expansion of the Tydal Datacenter is expected to be completed in mid-2025.

The Company expects to commence land preparation for the construction of a 221MW datacenter in Ohio, United States (the “Ohio Datacenter”) during February 2024. The land and power resources required for the Ohio Datacenter had been secured during 2023. Construction of the Ohio Datacenter is expected to be completed in 2025.

Recent Developments
On January 24, 2024, the Company announced that it had been named as one of Singapore’s Fastest Growing Companies 2024. The annual ranking is conducted by The Straits Times and Statista and recognizes a wide range of firms notable for rapid growth and commitment to Singapore's local economy. Bitdeer is also the first blockchain company in Singapore to receive the honor, ranked 6th of 18 companies in the IT & Software category and 34th of 100 overall of Singapore’s Fastest Growing Companies 2024.

On January 29, 2024, the Company announced the appointment of Mr. Jihan Wu, the Company’s Founder and Chairman of its Board of Directors (the “Board”), as Chief Executive Officer of the Company, effective on March 1, 2024. In addition to his new role as Chief Executive Officer, Mr. Jihan Wu will remain as Chairman of the Company’s Board. The Company’s current Chief Executive Officer Mr. Linghui Kong will transition to the role of Chief Business Officer and will continue to serve as a member of the Company’s Board, also effective on March 1, 2024.

Conference Schedule
The Company will take part in a fireside chat hosted by H.C. Wainwright on February 7, 2024.

About Bitdeer Technologies Group
Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/.

Forward-Looking Statements
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056